5700 West Plano Parkway, Suite 2600 Plano, Texas 75093 www.espresolutions.com 214-254-3708 214-254-3709 (Fax)

November 22, 2005

VIA EDGAR AND
FACSIMILE 202-772-9218

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Espre Solutions, Inc. Request for Withdrawal of Registration Statement on Form 10 (File No. 0-51577)

Dear Mr. Mancuso:

Espre Solutions, Inc., a Nevada corporation (the “Company”), hereby withdraws its registration statement on Form 10 (File No. 0-51577) (the “Form 10”) filed with the Securities and Exchange Commission (the “Commission”) on October 19, 2005, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company notes that pursuant to Section 12(g)(1) of the Exchange Act the Form 10 would automatically become effective on December 19, if not earlier withdrawn. The Company is withdrawing the Form 10 to prevent it from becoming effective before such time as the Company has revised the Form 10 to respond to comments of the Staff. The Company will hereafter file a registration statement on Form 10 which will be substantially similar to the Form 10, but which will respond to the Staff’s comments.

Please do not hesitate to contact Jonathan L. Shepard of Siegel, Lipman, Dunay & Shepard, LLP, at (561) 368-7700 if you have any question concerning this letter of withdrawal.

Very truly yours,

/s/ Peter Ianace

Peter Ianace, President

cc: Eduardo Aleman, Staff Attorney, Division of Corporation Finance
       (Via Facsimile: 202-772-9218)
       Jonathan L. Shepard, Esquire